Spring Valley Acquisition Corp. II

2100 McKinney Ave., Suite 1675
Dallas, TX 75201

October 7, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Spring Valley Acquisition Corp. II
Registration Statement on Form S-1, as amended
File No. 333-253156

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Spring Valley Acquisition Corp. II (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on October 12, 2022, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Matthew R. Pacey, of Kirkland & Ellis LLP, special counsel to the Company, at (713) 836-3786, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Robert Kaplan
Robert Kaplan
Chief Financial Officer